

13030146

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-48055

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2012 (Date) AND ENDING December 31, 2012 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Larkspur Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue 20th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert C. Mayer Jr. 212-376-5790
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FRIEDMAN LLP
(Name - *if individual, state last, first, middle name*)

301 Lippincott Drive 4th Floor	Marlton	NJ	08053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

EM
3/7/13

OATH OR AFFIRMATION

I, Robert C. Mayer Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Larkspur Capital Corporation as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ALEXANDER BERGER
Notary Public, State of New York
No. 02BE6057583
Qualified in Nassau County
Commission Expires April 23, 20 15



Notary Public



Signature

Managing Director
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

LARKSPUR CAPITAL CORPORATION

TABLE OF CONTENTS



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

INDEPENDENT AUDITORS' REPORT

To the Stockholders
of Larkspur Capital Corporation

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Larkspur Capital Corporation as of December 31, 2012, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

301 LIPPINCOTT DRIVE, 4th FLOOR, MARLTON, NJ 08053 T 856.830.1600 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE
DFK INTERNATIONAL

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Larkspur Capital Corporation as of December 31, 2012, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.



February 18, 2013

LARKSPUR CAPITAL CORPORATION

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2012

ASSETS		
Cash	$	59,924
Prepaid expenses		6,761
Office equipment - at cost, less accumulated amortization		12,500
	$	79,185
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accrued expenses	$	15,889
Capital lease obligation		6,303
		22,192
Commitments		
Stockholders' equity		
Common stock, no par value, authorized 200 shares, 100 shares issued and outstanding		10,000
Additional paid-in capital		1,221,092
Accumulated deficit		(1,174,099)
		56,993
	$	79,185

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2012

Revenues		
Investment banking fees	$	175,000
Other		424
		175,424
Expenses		
Employee compensation		76,903
Occupancy		38,504
General and administrative		34,426
Professional fees		34,325
Office		29,607
Travel and entertainment		16,107
Consulting fees		13,035
Regulatory fees		439
Interest expense		1,886
		245,232
Net loss	$	(69,808)

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2012

	Common Stock		Additional Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance, January 1, 2012	100	$ 10,000	$ 1,221,092	$ (1,104,291)	$ 126,801
Net loss	-	-	-	(69,808)	(69,808)
Balance, December 31, 2012	100	$ 10,000	$ 1,221,092	$ (1,174,099)	$ 56,993

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

Cash flows from operating activities		
Net loss	$	(69,808)
Adjustments to reconcile net income to net cash used in operating activities		
Amortization		4,688
Changes in assets and liabilities		
Prepaid expenses		110
Accrued expenses		(3,040)
Net cash used in operating activities		(68,050)
Cash flows from financing activities		
Repayment of capital lease obligation		(8,193)
Net decrease in cash		(76,243)
Cash, beginning of year		136,167
Cash, end of year	$	59,924
Supplemental cash flow disclosures		
Interest paid	$	1,886

See notes to financial statements.

LARKSPUR CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Larkspur Capital Corporation (the "Company") is a Delaware corporation. The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") operating as a placement agent, specializing in private placements of securities and financial advisory services.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and reported revenues and expenses. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company defines cash and cash equivalents as cash, money market accounts and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

Concentration of Credit Risk for Cash
The Company maintains its cash and cash equivalent balances at one financial institution. These balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Amortization
Amortization of leased assets is computed on the straight-line basis over the estimated useful lives of the respective assets of five years.

Revenue Recognition
Investment banking fees are recorded on an accrual basis. Fees received in advance of services rendered are deferred until earned.

Income Taxes
The Company has elected S Corporation status for Federal and New York State income tax purposes. Under these elections, the Company's taxable income or loss is includable by the stockholders on their individual income tax returns. The Company makes no provision for Federal income tax and New York State income taxes. New York City does not recognize S corporation status, and therefore provisions are made for New York City general corporation tax, as applicable.

Federal and state income tax returns for years prior to 2009 are no longer subject to examination by tax authorities.

LARKSPUR CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Subsequent Events
These financial statements were approved by management and available for issuance on February 18, 2013. Management has evaluated subsequent events through this date.

2 - OFFICE EQUIPMENT

Office equipment consists of computer equipment leased under a capital lease of $23,438 less accumulated amortization of $10,938 as of December 31, 2012.

3 - CAPITAL LEASE OBLIGATION

Payments required under a capital lease, as of December 31, 2012, are as follows:

Finance company, payable in monthly installments of $840 through August 2013, including interest at 17.4%, collateralized by computer equipment.	$ 6,720
Less - Amount representing interest	417
Present value of minimum lease payments	$ 6,303

Annual payments required under capital leases are $6,720 for the year ending December 31, 2013.

4 - MAJOR CUSTOMER

Investment banking fees from one customer were 80% of total fees for the year ended December 31, 2012.

5 - RETIREMENT PLAN

The Company has a defined contribution Simplified Employee Pension Plan ("Plan") covering substantially all of its employees. Contributions to the Plan are at the discretion of the Company. There were no contributions made by the Company for the year ended December 31, 2012.

LARKSPUR CAPITAL CORPORATION

NOTES TO FINANCIAL STATEMENTS

6 - REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined, under such provision. As of December 31, 2012, the Company had net capital of $37,732 which exceeded requirements by $32,732. The ratio of aggregate indebtedness to net capital was 0.59 to 1 at December 31, 2012.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of December 31, 2012

LARKSPUR CAPITAL CORPORATION

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2012

Computation of net capital		
Stockholders' equity	$	56,993
Deductions and/or charges		
Non-allowable assets		19,261
Net capital	$	37,732
Capital lease obligation		
Accrued expenses and 50% of capital lease obligation includable in aggregate indebtedness	$	22,192
Aggregate indebtedness	$	22,192
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	1,479
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	32,732
Excess net capital at 1000 percent	$	35,513
Ratio - Aggregate indebtedness to net capital		0.59 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2012)		
Net capital, as reported in Company's Part II (unaudited) Focus Report	$	40,208
Decrease resulting from December 31, 2012 audit adjustments, net		(2,476)
Net capital, as included in this report	$	37,732

LARKSPUR CAPITAL CORPORATION

SCHEDULE II

STATEMENT REGARDING SEC RULE 15c3-3

DECEMBER 31, 2012

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i) of that Rule.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION

To the Stockholders
of Larkspur Capital Corporation

In planning and performing our audit of the financial statements of Larkspur Capital Corporation (the "Company"), as of and for the year ended December 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

Certified Public Accountants

Marlton, New Jersey
February 18, 2013

LARKSPUR CAPITAL CORPORATION
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48055

YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT



FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

LARKSPUR CAPITAL CORPORATION
ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NO. 8-48055

YEAR ENDED DECEMBER 31, 2012

AND

INDEPENDENT AUDITORS' REPORT

LARKSPUR CAPITAL CORPORATION

SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

SEC FILE NO. 8-48055

YEAR ENDED DECEMBER 31, 2012



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

LARKSPUR CAPITAL CORPORATION

SECURITIES INVESTOR PROTECTION CORPORATION FORM SIPC-7

SEC FILE NO. 8-48055

YEAR ENDED DECEMBER 31, 2012



FRIEDMAN LLP

ACCOUNTANTS AND ADVISORS

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Stockholders
Larkspur Capital Corporation

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2012, which were agreed to by Larkspur Capital Corporation and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating Larkspur Capital Corporation's compliance with the applicable instructions of the General Assessment Reconciliation ("Form SIPC-7"). Larkspur Capital Corporation's management is responsible for Larkspur Capital Corporation's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2012, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2012 noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Friedman LLP

February 18, 2013

301 LIPPINCOTT DRIVE, 4th FLOOR, MARLTON, NJ 08053 T 856.830.1600 F 856.396.0022 WWW.FRIEDMANLLP.COM
OFFICES IN NEW YORK CITY | NEW JERSEY | LONG ISLAND | BEIJING AND AN INDEPENDENT MEMBER FIRM OF DFK WITH OFFICES WORLDWIDE

LARKSPUR CAPITAL CORPORATION

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

YEAR ENDED DECEMBER 31, 2012

	Date Paid	Amount
General assessment reconciliation for the year ended December 31, 2012		$ 439
Payment schedule:		
SIPC - 6	7/27/12	50
SIPC - 7	1/7/13	389
Balance due		$ -

See independent accountants' report on applying agreed-upon procedures.